SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED

(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King’s Road, Quarry Bay
Special Administration Region of Hong Kong
People’s Republic of China
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

ANNOUNCEMENT – INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2003
PRESS RELEASE – INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2003
SUNDAY INTERIM REPORT 2003
Corporate Information
Condensed Consolidated Profit and Loss Account
Condensed Consolidated Balance Sheet
Statement of Changes in Shareholders’ Equity
Condensed Consolidated Cash Flow Statement
Notes to the Condensed Consolidated Accounts
Management Discussion and Analysis
Other Information
Signature

This report consists of copies of:

(i)	the public announcement in Hong Kong regarding the interim results for the six months ended June 30, 2003 of the Registrant;

(ii)	the press release regarding the interim results for the six months ended June 30, 2003; and

(iii)	the interim report for the six months ended June 30, 2003;

all of which are required by The Stock Exchange of Hong Kong Limited to be disclosed to the Registrant’s shareholders or made public in Hong Kong.

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2003

(Hong Kong dollar is translated to United States dollar at a rate of HK$7.7984 to US$1.0)

•	Net profit of HK$13 million (US$2 million)

•	EBITDA increased by 57% to HK$160 million (US$21 million)

•	Successful launch of segmentation strategy to serve mature marketplace

RESULTS

The Directors of SUNDAY Communications Limited (“the Company”) are pleased to present the consolidated profit and loss account for the six months ended 30th June 2003 and the consolidated balance sheet as at 30th June 2003 of the Company and its subsidiaries (“the Group”), all of which are unaudited and condensed.

Condensed Consolidated Profit and Loss Account
For the six months ended 30th June 2003

		Unaudited
		Six months ended 30th June

		2003	2003	2002

	Note	US$’000	HK$’000	HK$’000

Mobile services		74,645	582,113	594,469
Sales of mobile phones and accessories		8,390	65,432	63,192
Other services		52	404	6,672

Turnover	1	83,087	647,949	664,333
Cost of inventories sold and services provided		(21,943)	(171,120)	(170,239)

Gross profit		61,144	476,829	494,094

Other revenues		197	1,532	849
Network costs		(18,235)	(142,207)	(148,035)
Depreciation		(15,059)	(117,433)	(130,570)
Rent and related costs		(3,312)	(25,826)	(30,806)
Salaries and related costs		(9,393)	(73,253)	(119,492)
Advertising, promotion and other selling costs		(6,908)	(53,869)	(65,452)
Other operating costs		(2,915)	(22,729)	(29,157)

Profit/(Loss) from operations	1, 2	5,519	43,044	(28,569)

Interest income		153	1,191	1,669
Finance costs		(3,435)	(26,791)	(28,538)
Share of loss from a joint venture		(513)	(3,998)	(11,039)

Profit/(Loss) for the period		1,724	13,446	(66,477)

Earnings/(Loss) per share	4	0.06 cents	0.45 cents	(2.22 cents )

EBITDA	5	20,578	160,477	102,001

Condensed Consolidated Balance Sheet
As at 30th June 2003

	Unaudited	Unaudited	Audited
	30th June	30th June	31st December
	2003	2003	2002

	US$’000	HK$’000	HK$’000
Non-current assets
Fixed assets	147,650	1,151,430	1,213,897
Investment in a joint venture	42	327	3,322
Prepayment of 3G Licence fees	14,960	116,667	141,667
Restricted cash deposits	217	1,694	1,682

	162,869	1,270,118	1,360,568

Current assets
Inventories	793	6,188	9,995
Trade receivables	9,540	74,399	87,409
Prepayment of 3G Licence fees	6,412	50,000	50,000
Deposits, prepayments and other receivables	10,356	80,761	96,355
Restricted cash deposits	19,807	154,459	156,939
Bank balances and cash	2,173	16,949	49,577

	49,081	382,756	450,275

Current liabilities
Trade payables	2,920	22,770	56,348
Other payables and accrued charges	22,476	175,277	171,313
Subscriptions received in advance	13,149	102,545	123,469
Current portion of long-term loans and obligations under finance leases	39,024	304,322	238,629

	77,569	604,914	589,759

Net current liabilities	(28,488)	(222,158)	(139,484)

	134,381	1,047,960	1,221,084

Financed by:

Share capital	38,341	299,000	299,000

Reserves	49,392	385,178	371,732

Shareholders’ equity	87,733	684,178	670,732

Long-term liabilities
Long-term loans and obligations under finance leases	46,394	361,800	546,825
Subscriptions received in advance	254	1,982	3,527

	46,648	363,782	550,352

	134,381	1,047,960	1,221,084

Notes:

1.	Segment information

The Group is principally engaged in three business segments in Hong Kong: mobile services, sales of mobile phones and accessories, and other services.

	Six months ended 30th June 2003

		Sales of
		mobile
	Mobile	phones and	Other
	services	accessories	services	Group

	HK$’000	HK$’000	HK$’000	HK$’000

Turnover	582,113	65,432	404	647,949

Profit/(Loss) from operations	65,729	(21,294)	(1,391)	43,044

Interest income				1,191
Finance costs				(26,791)
Share of loss from a joint venture	—	—	(3,998)	(3,998)

Profit for the period				13,446

	Six months ended 30th June 2002

		Sales of
		mobile
	Mobile	phones and	Other
	services	accessories	services	Group

	HK$’000	HK$’000	HK$’000	HK$’000

Turnover	594,469	63,192	6,672	664,333

Profit/(Loss) from operations	3,987	(15,307)	(17,249)	(28,569)

Interest income				1,669
Finance costs				(28,538)
Share of losses from joint ventures	(10,448)	—	(591)	(11,039)

Loss for the period				(66,477)

2.	Profit/(Loss) from operations

Profit/(Loss) from operations is stated after charging the following:

	Six months ended 30th June

	2003	2002

	HK$’000	HK$’000

Cost of inventories sold	68,406	60,604
Depreciation:
— owned fixed assets	117,195	128,475
— leased fixed assets	238	2,095
Loss on disposals of fixed assets	104	66
Operating leases charges:
— land and buildings, including transmission sites	104,676	108,701
— leased lines	35,247	43,526
Provision for doubtful debts	13,303	14,554

3.	Taxation

No provision for Hong Kong profits tax has been made as the Group has sufficient tax losses brought forward to set off against the assessable profit for the six months ended 30th June 2003 (2002: Nil).

4.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share is based on the Group’s profit for the six months ended 30th June 2003 of HK$13,446,000 (2002: loss of HK$66,477,000) and the 2,990,000,000 shares (2002: 2,990,000,000 shares) in issue during the period.

(b)	Diluted earnings per share

There is no dilutive effect upon exercise of the share options on the earnings per share for the six months ended 30th June 2003.

5.	EBITDA

EBITDA represents earnings before interest income, finance costs, taxation, depreciation, amortisation and share of loss from a joint venture of the Group.

6.	Subsequent event

The Group was required to provide a performance bond in an amount equivalent to the 6th and 7th years’ Minimum Annual Fees due on 22nd October 2003. On 30th August 2003, the Office of Telecommunications Authority granted a one-year waiver to the Group on the submission of such performance bond. From 22nd October 2004 onwards, the Group will be required to provide additional performance bonds in amounts such that the total of such performance bonds and the Minimum Annual Fees prepaid is equivalent to the next five years’ Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains).

INTERIM DIVIDENDS

The Directors of the Company do not recommend the payment of an interim dividend for the six months ended 30th June 2003 (2002: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

SUNDAY recorded its first net profit of HK$13 million in the six months ended 30th June 2003. This result is all the more pleasing since it came in the most difficult of circumstances, involving the outbreak of SARS, a weak economic environment and a highly competitive marketplace.

SUNDAY’s profitability, which continues beyond the reporting period, testifies to its ability to compete as a unique operator in a currently very competitive marketplace. Recognising this reality well in advance of the industry as a whole, management took aggressive steps during 2002 to contain costs. As a result, the Group was able to create a highly efficient cost structure that allows it to match or exceed the tariff, service quality and product offerings of competitors.

The Group is now using this foundation to focus on customer acquisition and retention, through the implementation of its segmentation strategy. This strategy plays to SUNDAY’s recognised strengths in creativity, particularly in the areas of branding, marketing and new service creation. The segmentation strategy will become increasingly important with the shift towards more data services and the introduction of 3G services.

Review of Operations

The first half year of 2003 was a challenging period for SUNDAY. The mobile communications market is mature and was intensely competitive, as some competitors launched aggressive price promotions. In addition, the industry was adversely affected by the outbreak of SARS and the weak economy in general.

SUNDAY’s response has been to ensure the Group’s ability to compete in the short term through creating an efficient cost structure, and beyond this to implement the market segmentation strategy that will be critical to success in future, especially as 3G becomes a commercial and technical reality. In any commoditised industry, market segmentation quickly becomes the only way to bring value to the customer and achieve sustained growth. SUNDAY has been well ahead of the competition in Hong Kong in recognising this fact and reorienting its operations to implement effective segmentation programmes. During the period, the Group introduced its “U Decide” youth plan and the “Pinoy” prepaid mobile service.

SUNDAY continues to ensure it remains a leader in the introduction of innovative data services. In the first half of 2003, SUNDAY expanded its proprietary Location Based Services to the personal safety arena by introducing the “Family Watch” service that allows family users to locate each other and “SARS” updates, which enabled callers to identify SARS-affected buildings in their calling areas. SUNDAY was also the first operator to offer an unlimited GPRS package, which has encouraged the uptake of GPRS mobile connectivity. Although SUNDAY’s data and market segmentation initiatives are in their early stages, they are beginning to contribute, as they will do much more forcefully in future, to customer acquisition and retention.

As a result, despite the adverse macro environment, the Group increased its mobile subscriber base by 14% to 650,000 as at 30th June 2003 as compared with 30th June 2002, and increased by 8% as compared with 31st December 2002. Due to the outbreak of SARS and a weak economy, the monthly postpaid average revenue per user (ARPU) and the revenue for mobile service business for the first half of 2003 declined moderately by 4% (to HK$200) and 2% (to HK$582 million), respectively, as compared with the corresponding period in 2002.

Due to the launch of aggressive price promotions by some competitors, the average monthly churn rate of the Group for the first six months in 2003 also increased to 5.5%, from an average of 4.4% in the second half of 2002, but it was still lower than the 6.5% recorded during the corresponding period of 2002.

Revenues from the sales of mobile phones and accessories for the six months ended 30th June 2003 increased by HK$2 million to HK$65 million but the business made a gross loss of HK$3 million as more mobile phones were sold at subsidised prices to upgrade existing subscribers for ongoing retention programmes.

SUNDAY recognised the need to improve its productivity further and to operate with a lean and efficient structure well ahead of the industry. The benefits of the various initiatives implemented in 2002 to reduce the cost base and to increase efficiency became apparent in 2003. Overall operating costs (excluding depreciation) for the six months ended 30th June 2003 decreased by HK$75 million or 19% to HK$318 million as compared with the corresponding period of 2002.

SUNDAY earned its first net profit of HK$13 million in the first half year of 2003, compared with a net loss of HK$66 million in the corresponding period of 2002. The EBITDA of the Group for the first half of 2003 also increased by 57% to HK$160 million.

Capital expenditure incurred during the period was mainly for enhancement of the 2G/2.5G mobile network, which amounted to HK$30 million, and capitalised 3G licence fees amounted to HK$25 million.

Prospects

SUNDAY is confident that by building on its solid groundwork completed in 2002, it can continue to deliver sustained improvements in operating performance. This is despite the expectation that the market will remain mature and aggressively competitive during the remaining part of the year given that the weak economy will continue in the third quarter of 2003.

SUNDAY will continue to focus on improving its profitability through maintaining efficiency and service quality, while developing a wide range of new data services and implementing the market segmentation strategy. In doing so, the Group will leverage its recognised competitive strengths in branding and marketing to drive customer acquisition and retention among specific customer segments. SUNDAY will also continue to benefit directly from the operation in Shenzhen, China, which gives it a lean operating structure and on-the-ground experience in China.

SUNDAY believes that the key to success in 3G services will be a cost-effective platform that delivers creative and tailored services, and will only launch 3G at the optimum time. The Group continues comprehensive planning of all network, IT and service delivery systems required for the launch of 3G services and continues discussion with a number of vendors and financial institutions who will provide the most desirable package of technology and financing to support the eventual launch.

It is ever more evident that a 3G licence will be essential for success in the future. SUNDAY expects the arrival of 3G commercially to be a catalyst for the long-expected consolidation in the industry, to the benefit of the shareholders as well as other 3G licence holders.

Liquidity and Financial Resources

The Group recorded positive cash flow of HK$130 million from operating activities during the six months ended 30th June 2003, an increase of HK$57 million as compared with the corresponding period in 2002. During the period, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities.

The outstanding bank loan and vendor loan balances as at 30th June 2003 are repayable in five quarterly installments through September 2004, and are mainly secured by a charge over all the assets, revenues and shares of Mandarin Communications Limited, the main operating subsidiary of the Company.

As at 30th June 2003, the Group had total bank and vendor loans of HK$666 million, cash reserves of HK$173 million and available revolving facility provided by a vendor, Nortel Networks (Asia) Limited, of HK$329 million. Net debt (total bank and vendor loans less cash reserves) as at 30th June 2003 reduced to HK$493 million, compared with HK$577 million as at 31st December 2002 and HK$597 million as at 30th June 2002. Net debt to equity ratio was reduced from 83% as at 30th June 2002 to 72% as at 30th June 2003.

Foreign Exchange Exposure

Substantially all the revenues, expenses, assets and liabilities are denominated in Hong Kong dollars except for the long-term vendor loan facility. As at 30th June 2003, the outstanding vendor loans amounted to US$43 million but the Group also had bank deposits of US$20 million. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights (“SDR”) and the net SDR-denominated payables were insignificant as at 30th June 2003. The Group does not anticipate significant foreign exchange losses as long as the Hong Kong government’s policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will continue to monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

Employees and Share Option Scheme

The Group employed 720 full-time employees as at 30th June 2003, of which 520 employees were in Hong Kong and 200 employees were in Shenzhen. Total salaries and related costs incurred during the six months ended 30th June 2003 amounted to HK$73 million, which was 39% less than that incurred during the corresponding period in 2002.

The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include provident fund schemes, subsidised medical care and subsidies for external educational and training programmes.

No share options were granted during the six months ended 30th June 2003.

CORPORATE GOVERNANCE

Code of Best Practice

SUNDAY is committed to ensuring high standards of corporate governance in the interests of shareholders and takes care to identify practices designed to achieve effective oversight, transparency and ethical behaviour.

The Company has complied throughout the six months ended 30th June 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company’s Articles of Association.

Audit Committee

The Audit Committee of the Board of Directors was established with written terms of reference that set out the authorities and duties of the committee adopted by the Board. The committee is chaired by Mr. Robert Owen, and meets regularly with the external auditors and the Group’s internal audit personnel and management. None of the members of the committee has any personal financial interests (other than as shareholders) or conflicts of interests arising from day-to-day involvement in the running of the business.

During the period, the committee met regularly with the external auditors and the Group’s internal audit personnel and management, approved the nature and scope of both statutory and internal audits for the year, considered and approved the accounts and reviewed the adequacy and effectiveness of the accounting and financial controls of the Group. The committee also followed up with management regularly on the management actions arising from the audits.

The committee has reviewed the condensed interim accounts and this interim report, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong. This interim report has not been audited but has been reviewed by the Company’s external auditors.

Committee and Board Meetings

Since 1st January to 10th September 2003, both the Board of Directors and the Audit Committee have met twice. The Executive Management Committee has met nine times in addition to frequent informal meetings with the senior management.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30th June 2003, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s shares.

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 10th September 2003

http://www.sunday.com
http://www.irasia.com/listco/hk/sunday
http://www.quamnet.com

The Company will submit all the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited on or before 24th September 2003 for publication on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

For Immediate Release

SUNDAY Communications Limited: Interim Results 2003
Announces First Half Profit of HK$13 Million

(Hong Kong dollar is translated to United States dollar at a rate of HK$7.7984 to US$1.0)

•	Net profit of HK$13 million (US$2 million)

•	EBITDA increased by 57% to HK$160 million (US$21 million)

•	Successful launch of segmentation strategy to serve mature marketplace

HONG KONG, 10 September 2003 — SUNDAY Communications Limited (SEHK: 0866, NASDAQ: SDAY) today announced that it had recorded its first net profit of HK$13 million in the six months ended 30th June 2003. This compares with a net loss of HK$66 million in the corresponding period of 2002.

Earnings before interest, tax, depreciation and amortisation (EBITDA) rose 57% over the corresponding period of 2002 to HK$160 million and by 43% over the second half of 2002. The strong cash flows enabled the Group to continue to reduce its debt, which on a net basis fell by 15% from 31st December 2002.

The result came despite difficult circumstances, involving the outbreak of SARS, a weak economic environment and a highly competitive marketplace. “SUNDAY’s profitability, which continues beyond the reporting period, testifies to its ability to compete as a unique operator in a currently very competitive marketplace. The Group created a highly efficient cost structure that allows it to match or exceed the tariff, service quality and product offerings of competitors,” said Group Managing Director Bruce Hicks. “We are now using this foundation to focus on customer acquisition and retention, through the implementation of our segmentation strategy, which will become increasingly important with the shift towards more data services and the introduction of 3G services.”

Stable Revenue Base
 Revenues for the period were stable, given the conditions. Due to the outbreak of SARS, the weak economy and price based competition, the Group’s monthly postpaid average revenue per user (ARPU) declined marginally to HK$200. This was partially offset by an increase in its mobile subscriber base by 14% to 650,000 as at 30th June 2003, as compared with 30th June 2002, and by 8% as compared with 31st December 2002.

As a result, revenue for mobile service business for the first half of 2003 were broadly steady, declining by 2% to HK$582 million, compared with the corresponding period in 2002.

1

Higher Efficiency
 The benefits of the various initiatives implemented in 2002 to reduce the cost base and to increase efficiency became apparent in 2003. Overall operating costs (excluding depreciation) for the six months ended 30th June 2003 decreased by HK$75 million or 19% to HK$318 million as compared with the corresponding period of 2002. SUNDAY now operates with a lean and efficient structure well ahead of the industry.

Segmentation Strategy
 The mobile communications market in Hong Kong is mature and in any commoditised industry, market segmentation quickly becomes the only way to bring value to the customer and to achieve sustained growth. SUNDAY has been well ahead of the competition in Hong Kong in recognising this fact and reorienting its operations to implement effective segmentation programs. During the period, the Group introduced its “U Decide” youth plan and the “Pinoy” prepaid mobile service.

SUNDAY continues to ensure it remains a leader in the introduction of innovative data services. In the first half of 2003, SUNDAY expanded its proprietary Location Based Services to the personal safety arena by introducing the “Family Watch” service that allows family users to locate each other and “SARS” updates, which enabled callers to identify SARS-affected buildings in their calling areas. SUNDAY was also the first operator to offer an unlimited GPRS package, which has encouraged the uptake of GPRS mobile connectivity. Although SUNDAY’s data and market segmentation initiatives are in their early stages, they are beginning to contribute, as they will do much more forcefully in future, to customer acquisition and retention.

Prospects
 “SUNDAY is confident that by building on its solid groundwork completed in 2002, it can continue to deliver sustained improvements in operating performance,” said Mr. Hicks.

SUNDAY will continue to focus on improving its profitability through maintaining efficiency and service quality, as well as developing a wide range of new data services and implementing the market segmentation strategy. In doing so, the Group will leverage its recognised competitive strengths in branding and marketing to drive customer acquisition and retention among specific customer segments. SUNDAY will also continue to benefit directly from the operation in Shenzhen, China, which gives it a lean operating structure and on-the-ground experience in China.

SUNDAY believes that the key to success in 3G services will be a cost-effective platform that delivers creative and tailored services, and will only launch 3G at the optimum time. The Group continues, however, comprehensive planning of all network, IT and service delivery systems required for the launch of 3G services and continue discussion with a number of vendors and financial institutions who will provide the most desirable package of technology and financing to support the eventual launch.

2

“It is ever more evident that a 3G license will be essential for success in the future. SUNDAY expects the arrival of 3G commercially to be a catalyst for the long-expected consolidation in the industry, to the benefit of the shareholders as well as other 3G licence holders,” said Mr. Hicks.

About SUNDAY
 SUNDAY is an innovative developer and provider of wireless communications and data services in Hong Kong. SUNDAY began commercial operations in 1997. The company’s core strategy is to capitalise on the convergence of wireless communications and data technologies to develop innovative services and solutions. Today, SUNDAY enhances people’s lives by delivering targeted wireless data applications and services to meet their specific lifestyle needs. Owning a 3G mobile license, SUNDAY is well positioned to further develop a more advanced range of 3G wireless services to further enhance people’s lives by providing innovative, relevant and value-driven services. For more information, please visit www.sunday.com.

This and other information about SUNDAY can be accessed via www.sunday.com, www.irasia.com/listco/hk/sunday, and www.quamnet.com

- End -

For enquiries, please contact:

Media	Investor Relations

Stella Wong, Corporate Communications Manager	Email: ir@corp.sunday.com
Tel: (852) 2113-8251 / 9230-5501
Email: stella.wong@corp.sunday.com

3

# 2∞3

A first half of boundless joy

SUNDAY Interim Report

pinoy
quality
location based service
efficiency
segmentation
profit
ativity
segmentation
creativity
U Decide youth plan
3G
segmentati
quality

Corporate Information

BOARD OF DIRECTORS
Executive Directors
Richard John Siemens, Co-Chairman
Edward Wai Sun Cheng, Co-Chairman
William Bruce Hicks, Group Managing Director
Kuldeep Saran
Andrew Chun Keung Leung

Non-Executive Directors
Simon Murray
Hongqing Zheng

Independent Non-Executive Directors
Henry Michael Pearson Miles
Robert John Richard Owen

AUDIT COMMITTEE
Robert John Richard Owen
Henry Michael Pearson Miles
Simon Murray

REMUNERATION COMMITTEE
Richard John Siemens
Edward Wai Sun Cheng
Henry Michael Pearson Miles

COMPANY SECRETARY
Janet Ching Man Fung

REGISTERED OFFICE
Century Yard
Cricket Square
Hutchins Drive
P. O. Box 2681GT
George Town
Grand Cayman
British West Indies

PRINCIPAL PLACE OF BUSINESS
13th Floor
Warwick House
TaiKoo Place
979 King’s Road
Quarry Bay
Hong Kong
PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE
Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Front Street
P. O. Box 705
George Town
Grand Cayman
Cayman Islands
British West Indies

HONG KONG BRANCH SHARE REGISTRAR AND
    TRANSFER OFFICE
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Hong Kong

ADR DEPOSITARY
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation Limited
United Overseas Bank Limited

AUDITORS
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince’s Building
Central, Hong Kong

STOCK CODES
The Stock Exchange of Hong Kong: 0866
Ticker Symbol for ADR Code: SDAY

WEBSITES
http://www.sunday.com
http://www.irasia.com/listco/hk/sunday
http://www.quamnet.com

Condensed Consolidated Profit and Loss Account

The Directors of SUNDAY Communications Limited (the “Company”) are pleased to present the Interim Report and the condensed accounts of the Company and its subsidiaries (the “Group”) for the six months ended 30th June 2003. The consolidated profit and loss account and the consolidated cash flow statement for the six months ended 30th June 2003 and the consolidated balance sheet and the statement of changes in shareholders’ equity as at 30th June 2003 of the Group, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 2 to 15 of this Report.

		Unaudited
		Six months ended 30th June

		2003	2003	2002

	Note	US$’000	HK$’000	HK$’000

Mobile services		74,645	582,113	594,469
Sales of mobile phones and accessories		8,390	65,432	63,192
Other services		52	404	6,672

Turnover	2	83,087	647,949	664,333
Cost of inventories sold and services provided		(21,943)	(171,120)	(170,239)

Gross profit		61,144	476,829	494,094

Other revenues		197	1,532	849
Network costs		(18,235)	(142,207)	(148,035)
Depreciation		(15,059)	(117,433)	(130,570)
Rent and related costs		(3,312)	(25,826)	(30,806)
Salaries and related costs		(9,393)	(73,253)	(119,492)
Advertising, promotion and other selling costs		(6,908)	(53,869)	(65,452)
Other operating costs		(2,915)	(22,729)	(29,157)

Profit/(Loss) from operations	2, 3	5,519	43,044	(28,569)

Interest income		153	1,191	1,669
Finance costs		(3,435)	(26,791)	(28,538)
Share of loss from a joint venture	9	(513)	(3,998)	(11,039)

Profit/(Loss) for the period		1,724	13,446	(66,477)

Earnings/(Loss) per share	6	0.06 cents	0.45 cents	(2.22 cents )

EBITDA	7	20,578	160,477	102,001

Condensed Consolidated Balance Sheet

		Unaudited	Unaudited	Audited
		30th June	30th June	31st December
		2003	2003	2002

	Note	US$’000	HK$’000	HK$’000
Non-current assets
Fixed assets	8	147,650	1,151,430	1,213,897
Investment in a joint venture	9	42	327	3,322
Prepayment of 3G Licence fees	10	14,960	116,667	141,667
Restricted cash deposits	11	217	1,694	1,682

		162,869	1,270,118	1,360,568

Current assets
Inventories		793	6,188	9,995
Trade receivables	12	9,540	74,399	87,409
Prepayment of 3G Licence fees	10	6,412	50,000	50,000
Deposits, prepayments and other receivables		10,356	80,761	96,355
Restricted cash deposits	11	19,807	154,459	156,939
Bank balances and cash		2,173	16,949	49,577

		49,081	382,756	450,275

Current liabilities
Trade payables	13	2,920	22,770	56,348
Other payables and accrued charges		22,476	175,277	171,313
Subscriptions received in advance		13,149	102,545	123,469
Current portion of long-term loans and obligations under finance leases	14	39,024	304,322	238,629

		77,569	604,914	589,759

Net current liabilities		(28,488)	(222,158)	(139,484)

		134,381	1,047,960	1,221,084

Financed by:

Share capital		38,341	299,000	299,000
Reserves		49,392	385,178	371,732

Shareholders’ equity		87,733	684,178	670,732

Long-term liabilities
Long-term loans and obligations under finance leases	14	46,394	361,800	546,825
Subscriptions received in advance		254	1,982	3,527

		46,648	363,782	550,352

		134,381	1,047,960	1,221,084

Statement of Changes in Shareholders’ Equity

Group

		Reserve
		arising			Total
	Share	from the	Share	Accumulated	shareholders'
	capital	Reorganisation	premium	losses	equity

	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Unaudited
As at 1st January 2002	299,000	1,254,000	2,124,424	(2,889,428)	787,996
Loss for the period	—	—	—	(66,477)	(66,477)

As at 30th June 2002	299,000	1,254,000	2,124,424	(2,955,905)	721,519

Unaudited
As at 1st January 2003	299,000	1,254,000	2,124,424	(3,006,692)	670,732
Profit for the period	—	—	—	13,446	13,446

As at 30th June 2003	299,000	1,254,000	2,124,424	(2,993,246)	684,178

Condensed Consolidated Cash Flow Statement

				Audited
	Unaudited			Year ended
	Six months ended 30th June			31st December

	2003	2003	2002	2002

	US$’000	HK$’000	HK$’000	HK$’000

Net cash inflow from operating activities	16,720	130,395	72,809	129,343
Net cash outflow from investing activities	(5,595)	(43,635)	(51,207)	(109,474)

Net cash inflow before financing activities	11,125	86,760	21,602	19,869
Net cash (outflow)/inflow from financing activities	(15,309)	(119,388)	25,826	(17,620)

(Decrease)/Increase in cash and cash equivalents	(4,184)	(32,628)	47,428	2,249
Cash and cash equivalents at 1st January	6,357	49,577	47,328	47,328

Cash and cash equivalents at 30th June/31st December	2,173	16,949	94,756	49,577

Analysis of balances of cash and cash equivalents
Bank balances and cash	2,173	16,949	94,756	49,577

Notes to the Condensed Consolidated Accounts

1.	Principal accounting policies

(a)	Basis of presentation

The unaudited condensed interim accounts (“interim accounts”) have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice No. 25 “Interim Financial Reporting”, issued by the Hong Kong Society of Accountants, and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of these interim accounts are the same as those used in the annual accounts for the year ended 31st December 2002. These condensed accounts should be read in conjunction with the 2002 annual accounts.

(b)	Convenience translations

The condensed consolidated profit and loss account and condensed consolidated cash flow statement for the six months ended 30th June 2003, and condensed consolidated balance sheet as at 30th June 2003 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.7984 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent or have been or could have been converted into U.S. dollars at that or any other rate.

2.	Segment information

The Group is principally engaged in three business segments in Hong Kong: mobile services, sales of mobile phones and accessories, and other services.

	Six months ended 30th June 2003

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group

	HK$’000	HK$’000	HK$’000	HK$’000

Turnover	582,113	65,432	404	647,949

Profit/(Loss) from operations	65,729	(21,294)	(1,391)	43,044

Interest income				1,191
Finance costs				(26,791)
Share of loss from a joint venture	—	—	(3,998)	(3,998)

Profit for the period				13,446

	Six months ended 30th June 2002

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group

	HK$’000	HK$’000	HK$’000	HK$’000

Turnover	594,469	63,192	6,672	664,333

Profit/(Loss) from operations	3,987	(15,307)	(17,249)	(28,569)

Interest income				1,669
Finance costs				(28,538)
Share of losses from joint ventures	(10,448)	—	(591)	(11,039)

Loss for the period				(66,477)

3.	Profit/(Loss) from operations

Profit/(Loss) from operations is stated after charging the following:

	Six months ended 30th June

	2003	2002

	HK$’000	HK$’000

Cost of inventories sold	68,406	60,604
Depreciation:
— owned fixed assets	117,195	128,475
— leased fixed assets	238	2,095
Loss on disposals of fixed assets	104	66
Operating leases charges:
— land and buildings, including transmission sites	104,676	108,701
— leased lines	35,247	43,526
Provision for doubtful debts	13,303	14,554

4.	Taxation

No provision for Hong Kong profits tax has been made as the Group has sufficient tax losses brought forward to set off against the assessable profit for the six months ended 30th June 2003 (2002: Nil).

Notes to the Condensed Consolidated Accounts

The taxation charge on the Group’s profit for the period differs from the theoretical amount that would arise using the applicable taxation rate of 17.5% (2002: 16%) as follows:

	Six months ended 30th June

	2003	2002

	HK$’000	HK$’000

Profit/(Loss) for the period	13,446	(66,477)

Taxation charge/(credit) at the applicable rate of 17.5% (2002: 16%)	2,353	(10,636)
Add/(Less) tax effect of:
Income not subject to taxation	(146)	(107)
Expenses not deductible for taxation purposes	1,869	3,522
Reversal of temporary differences	8,507	9,894
Utilisation of previously unrecognised tax losses	(12,583)	(2,673)

Taxation charge	—	—

In 2003, the Government of the Hong Kong Special Administrative Region of the People’s Republic of China enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004.

5.	Interim dividends

The Directors of the Company do not recommend the payment of an interim dividend for the six months ended 30th June 2003 (2002: Nil).

6.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share is based on the Group’s profit for the six months ended 30th June 2003 of HK$13,446,000 (2002: loss of HK$66,477,000) and the weighted average number of 2,990,000,000 shares (2002: 2,990,000,000 shares) in issue during the period.

(b)	Diluted earnings per share

There is no dilutive effect upon exercise of the share options on the earnings per share for the six months ended 30th June 2003.

7.	EBITDA

EBITDA represents earnings before interest income, finance costs, taxation, depreciation, amortisation and share of loss from a joint venture of the Group.

8.	Fixed assets

HK$’000

Cost
At 1st January 2003	2,409,617
Additions	55,081
Disposals	(9,926)

At 30th June 2003	2,454,772

Accumulated depreciation
At 1st January 2003	1,195,720
Charge for the period	117,433
Disposals	(9,811)

At 30th June 2003	1,303,342

Net book value
At 30th June 2003	1,151,430

At 31st December 2002	1,213,897

At 30th June 2003, the fixed assets held by the Group under finance leases were fully depreciated (31st December 2002: HK$238,000).

All fixed assets were pledged as security for bank loan and vendor loan facilities of the Group.

9.	Investment in a joint venture

	30th June	31st December

	2003	2002

	HK$’000	HK$’000

Share of net liabilities	(2,961)	(1,905)
Advances	6,230	5,227
Provision for diminution in value	(2,942)	—

	327	3,322

Notes to the Condensed Consolidated Accounts

As at 30th June 2003, particulars of the joint venture were as follows:

		Place of	Voting	Principal activities and
Name	Nature	incorporation	power	place of operation

Atria Limited	Corporate	Hong Kong	50%	Development of applications for wireless communications in Hong Kong

The advances to Atria Limited are unsecured, interest free and have no fixed repayment terms.

The Group regularly performs an assessment on its investment in and advances to the joint venture with reference to the expected recoverability. For the six months ended 30th June 2003, a provision of HK$2,942,000 (2002: Nil) was considered necessary to write down the carrying value of these assets. Such provision is included in the share of loss from a joint venture in the condensed consolidated profit and loss account.

10.	Prepayment of 3G Licence fees

	30th June	31st December
	2003	2002

	HK$’000	HK$’000

At 1st January	191,667	241,667
Amount capitalised as fixed assets	(25,000)	(50,000)

	166,667	191,667
Less: Current portion included under current assets	(50,000)	(50,000)

	116,667	141,667

11.	Restricted cash deposits

As at 30th June 2003, a bank deposit of HK$1,694,000 (31st December 2002: HK$1,682,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

As at 30th June 2003, another bank deposit of HK$154,459,000 (31st December 2002: HK$156,939,000) was restricted to settle the bank loans, vendor loans and the relevant interest repayable within six months.

12.	Trade receivables

The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables is as follows:

	30th June	31st December
	2003	2002

	HK$’000	HK$’000

0—30 days	53,611	59,380
31—60 days	12,178	15,931
61—90 days	5,156	9,433
Over 90 days	3,454	2,665

	74,399	87,409

13.	Trade payables

The ageing analysis of the trade payables is as follows:

	30th June	31st December
	2003	2002

	HK$’000	HK$’000

0—30 days	6,604	17,731
31—60 days	2,307	9,460
61—90 days	1,005	15,546
Over 90 days	12,854	13,611

	22,770	56,348

Notes to the Condensed Consolidated Accounts

14.	Long-term loans and obligations under finance leases

	30th June	31st December
	2003	2002

	HK$’000	HK$’000

Bank loans (secured)	330,000	420,000
Vendor loans (secured)	336,122	365,316
Obligations under finance leases	—	138

	666,122	785,454

Less: Current portion included under current liabilities
— bank loans	(210,000)	(180,000)
— vendor loans	(94,322)	(58,491)
— obligations under finance leases	—	(138)

	(304,322)	(238,629)

	361,800	546,825

(a)	Bank and vendor loans

At 30th June 2003 and 31st December 2002, the Group’s long-term loans (excluding obligations under finance leases) were repayable as follows:

	Bank loans		Vendor loans

	30th June	31st December	30th June	31st December
	2003	2002	2003	2002

	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	210,000	180,000	94,322	58,491
In the second year	120,000	240,000	241,800	306,825

	330,000	420,000	336,122	365,316

The bank loans and the vendor loans bear interest at prevailing market rates and are repayable in 15 quarterly instalments commencing from 11th March 2001. During the six months ended 30th June 2003, the Group repaid the bank loans and the vendor loans of HK$90,000,000 and HK$29,250,000, respectively.

(b)	Banking and other borrowing

As at 30th June 2003, the available revolving loan facility provided by a vendor, Nortel Networks (Asia) Limited, was US$42,157,000 (approximately HK$328,757,000).

15.	Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2002: 16%).

The movements on the deferred tax assets/(liabilities) accounts during the period are as follows:

	2003	2002

	HK$’000	HK$’000
Deferred taxation assets
At 1st January	476,859	478,119
Increase/(Decrease) in tax losses	31,971	(1,260)

At 30th June 2003/31st December 2002	508,830	476,859

	2003	2002

	HK$’000	HK$’000
Deferred taxation liabilities
At 1st January	(102,991)	(113,160)
(Increase)/Reversal of temporary differences	(1,131)	10,169

At 30th June 2003/31st December 2002	(104,122)	(102,991)

	2003	2002

	HK$’000	HK$’000
Other temporary difference
At 1st January	—	49
Reversal of other temporary difference	—	(49)

At 30th June 2003/31st December 2002	—	—

	30th June	31st December
	2003	2002

	HK$’000	HK$’000

Deferred tax assets	508,830	476,859
Deferred tax liabilities	(104,122)	(102,991)
Valuation allowance	(404,708)	(373,868)

	—	—

Deferred income tax assets are recognised for tax loss carryforwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses of HK$2,907,601,000 (2002: HK$2,979,506,000) to carry forward against future taxable income. These tax losses have no expiry date.

Notes to the Condensed Consolidated Accounts

16.	Capital commitments

	30th June	31st December
	2003	2002

	HK$’000	HK$’000
In respect of purchases of fixed assets:
— contracted but not provided for	40,213	53,898
— authorised but not contracted for	8,551	2,223

	48,764	56,121

17.	Commitments under operating leases

At 30th June 2003 and 31st December 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	30th June	31st December
	2003	2002

	HK$’000	HK$’000
In respect of land and buildings, including transmission sites:
— within one year	144,043	156,473
— in the second to fifth year inclusive	84,630	97,482
— after the fifth year	—	236

	228,673	254,191

In respect of leased lines:
— within one year	24,487	43,871
— in the second to fifth year inclusive	10,424	5,048

	34,911	48,919

	263,584	303,110

18.	Related party transactions

The following is a summary of significant related party transactions which were carried out in the normal course of the Group’s business:

	Six months ended 30th June

	2003	2002

	HK$’000	HK$’000

Operating lease charges paid to related companies (note a)	(1,632)	(2,092)
Consulting service fees paid to a related company (note b)	(82)	(1,440)

(a)	The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders of the Company to lease a number of premises for the Group’s operating activities.

(b)	The Group entered into certain agreements based on normal commercial terms with Lifetree Convergence Limited (“Lifetree”) which provided various software development and consulting services to the Group.

Messrs. Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks and Kuldeep Saran are directors of both the Company and Lifetree.

19.	Subsequent event

The Group was required to provide a performance bond in an amount equivalent to the 6th and 7th years’ Minimum Annual Fees due on 22nd October 2003. On 30th August 2003, the Office of Telecommunications Authority granted a one-year waiver to the Group on the submission of such performance bond. From 22nd October 2004 onwards, the Group will be required to provide additional performance bonds in amounts such that the total of such performance bonds and the Minimum Annual Fees prepaid is equivalent to the next five years’ Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains).

Management Discussion and Analysis

SUNDAY recorded its first net profit of HK$13 million in the six months ended 30th June 2003. This result is all the more pleasing since it came in the most difficult of circumstances, involving the outbreak of SARS, a weak economic environment and a highly competitive marketplace.

SUNDAY’s profitability, which continues beyond the reporting period, testifies to its ability to compete as a unique operator in a currently very competitive marketplace. Recognising this reality well in advance of the industry as a whole, management took aggressive steps during 2002 to contain costs. As a result, the Group was able to create a highly efficient cost structure that allows it to match or exceed the tariff, service quality and product offerings of competitors.

The Group is now using this foundation to focus on customer acquisition and retention, through the implementation of its segmentation strategy. This strategy plays to SUNDAY’s recognised strengths in creativity, particularly in the areas of branding, marketing and new service creation. The segmentation strategy will become increasingly important with the shift towards more data services and the introduction of 3G services.

REVIEW OF OPERATIONS

The first half year of 2003 was a challenging period for SUNDAY. The mobile communications market is mature and was intensely competitive, as some competitors launched aggressive price promotions. In addition, the industry was adversely affected by the outbreak of SARS and the weak economy in general.

SUNDAY’s response has been to ensure the Group’s ability to compete in the short term through creating an efficient cost structure, and beyond this to implement the market segmentation strategy that will be critical to success in future, especially as 3G becomes a commercial and technical reality. In any commoditised industry, market segmentation quickly becomes the only way to bring value to the customer and achieve sustained growth. SUNDAY has been well ahead of the competition in Hong Kong in recognising this fact and reorienting its operations to implement effective segmentation programmes. During the period, the Group introduced its “U Decide” youth plan and the “Pinoy” prepaid mobile service.

SUNDAY continues to ensure it remains a leader in the introduction of innovative data services. In the first half of 2003, SUNDAY expanded its proprietary Location Based Services to the personal safety arena by introducing the “Family Watch” service that allows family users to locate each other and “SARS” updates, which enabled callers to identify SARS-affected buildings in their calling areas. SUNDAY was also the first operator to offer an unlimited GPRS package, which has encouraged the uptake of GPRS mobile connectivity. Although SUNDAY’s data and market segmentation initiatives are in their early stages, they are beginning to contribute, as they will do much more forcefully in future, to customer acquisition and retention.

As a result, despite the adverse macro environment, the Group increased its mobile subscriber base by 14% to 650,000 as at 30th June 2003 as compared with 30th June 2002, and increased by 8% as compared with 31st December 2002. Due to the outbreak of SARS and a weak economy, the monthly postpaid average revenue per user (ARPU) and the revenue for mobile service business for the first half of 2003 declined moderately by 4% (to HK$200) and 2% (to HK$582 million), respectively, as compared with the corresponding period in 2002.

Due to the launch of aggressive price promotions by some competitors, the average monthly churn rate of the Group for the first six months in 2003 also increased to 5.5%, from an average of 4.4% in the second half of 2002, but it was still lower than the 6.5% recorded during the corresponding period of 2002.

Revenues from the sales of mobile phones and accessories for the six months ended 30th June 2003 increased by HK$2 million to HK$65 million but the business made a gross loss of HK$3 million as more mobile phones were sold at subsidised prices to upgrade existing subscribers for ongoing retention programmes.

SUNDAY recognised the need to improve its productivity further and to operate with a lean and efficient structure well ahead of the industry. The benefits of the various initiatives implemented in 2002 to reduce the cost base and to increase efficiency became apparent in 2003. Overall operating costs (excluding depreciation) for the six months ended 30th June 2003 decreased by HK$75 million or 19% to HK$318 million as compared with the corresponding period of 2002.

SUNDAY earned its first net profit of HK$13 million in the first half year of 2003, compared with a net loss of HK$66 million in the corresponding period of 2002. The EBITDA of the Group for the first half of 2003 also increased by 57% to HK$160 million.

Capital expenditure incurred during the period was mainly for enhancement of the 2G/2.5G mobile network, which amounted to HK$30 million, and capitalised 3G licence fees amounted to HK$25 million.

PROSPECTS

SUNDAY is confident that by building on its solid groundwork completed in 2002, it can continue to deliver sustained improvements in operating performance. This is despite the expectation that the market will remain mature and aggressively competitive during the remaining part of the year given that the weak economy will continue in the third quarter of 2003.

Management Discussion and Analysis

SUNDAY will continue to focus on improving its profitability through maintaining efficiency and service quality, while developing a wide range of new data services and implementing the market segmentation strategy. In doing so, the Group will leverage its recognised competitive strengths in branding and marketing to drive customer acquisition and retention among specific customer segments. SUNDAY will also continue to benefit directly from the operation in Shenzhen, China, which gives it a lean operating structure and on-the-ground experience in China.

SUNDAY believes that the key to success in 3G services will be a cost-effective platform that delivers creative and tailored services, and will only launch 3G at the optimum time. The Group continues comprehensive planning of all network, IT and service delivery systems required for the launch of 3G services and continues discussion with a number of vendors and financial institutions who will provide the most desirable package of technology and financing to support the eventual launch.

It is ever more evident that a 3G licence will be essential for success in the future. SUNDAY expects the arrival of 3G commercially to be a catalyst for the long-expected consolidation in the industry, to the benefit of the shareholders as well as other 3G licence holders.

LIQUIDITY AND FINANCIAL RESOURCES

The Group recorded positive cash flow of HK$130 million from operating activities during the six months ended 30th June 2003, an increase of HK$57 million as compared with the corresponding period in 2002. During the period, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities.

The outstanding bank loan and vendor loan balances as at 30th June 2003 are repayable in five quarterly installments through September 2004, and are mainly secured by a charge over all the assets, revenues and shares of Mandarin Communications Limited, the main operating subsidiary of the Company.

As at 30th June 2003, the Group had total bank and vendor loans of HK$666 million, cash reserves of HK$173 million and available revolving facility provided by a vendor, Nortel Networks (Asia) Limited, of HK$329 million. Net debt (total bank and vendor loans less cash reserves) as at 30th June 2003 reduced to HK$493 million, compared with HK$577 million as at 31st December 2002 and HK$597 million as at 30th June 2002. Net debt to equity ratio was reduced from 83% as at 30th June 2002 to 72% as at 30th June 2003.

FOREIGN EXCHANGE EXPOSURE

Substantially all the revenues, expenses, assets and liabilities are denominated in Hong Kong dollars except for the long-term vendor loan facility. As at 30th June 2003, the outstanding vendor loans amounted to US$43 million but the Group also had bank deposits of US$20 million. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights (“SDR”) and the net SDR-denominated payables were insignificant as at 30th June 2003. The Group does not anticipate significant foreign exchange losses as long as the Hong Kong government’s policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will continue to monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

EMPLOYEES AND SHARE OPTION SCHEMES

The Group employed 720 full-time employees as at 30th June 2003, of which 520 employees were in Hong Kong and 200 employees were in Shenzhen. Total salaries and related costs incurred during the six months ended 30th June 2003 amounted to HK$73 million, which was 39% less than that incurred during the corresponding period in 2002. The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include provident fund schemes, subsidised medical care and subsidies for external educational and training programmes.

No share options were granted during the six months ended 30th June 2003. Details of the share options outstanding as at 30th June 2003 are as follows:

				Options	Options	Options	Options		Options	Options
			Exercise	held at 1st	granted	exercised	lapsed		cancelled	held at
	Grant date(1)	Exercisable	price	January	during the	during the	during the		during the	30th June
		until	HK$	2003	period	period	period		period	2003

Executive Directors	31/05/2000	30/05/2010	1.01	75,000,000	—	—	—		75,000,000 (2)	—
Non-executive Director	31/05/2000	30/05/2010	1.01	15,000,000	—	—	15,000,000	(3)	—	—
Continuous	23/03/2000	22/03/2010	3.05	17,999,077	—	—	4,021,088	(4)	—	13,977,989
contract	31/05/2000	30/05/2010	1.01	20,932,545	—	—	4,099,755	(4)	—	16,832,790
employees	31/05/2000	30/05/2010	3.05	1,450,632	—	—	39,333	(4)	—	1,411,299
	19/01/2001	18/01/2011	1.01	1,959,561	—	—	57,947	(4)	—	1,901,614

Notes:

(1)	Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.
(2)	In March 2003, a total of 75,000,000 share options of the five Executive Directors of the Company, namely, Messrs. Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks, Kuldeep Saran and Andrew Chun Keung Leung, were cancelled at a total consideration of HK$5. No share options remain exercisable by the Executive Directors as at 30th June 2003.
(3)	Mr. Craig Edward Ehrlich changed as Non-executive Director on 1st January 2003 upon the expiry of his executive director service contract, his 15,000,000 share options automatically lapsed on 1st January 2003. Mr. Ehrlich retired as a Non-executive Director of the Company on 22nd May 2003.
(4)	These share options lapsed during the period upon the cessation of the employment of certain employees.

Other Information

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS IN SECURITIES

As at 30th June 2003, none of the Directors or chief executive of the Company had any interest or short position, in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”)) as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

None of the Directors or the chief executive of the Company nor their spouses or children under 18 years of age had any interests in, or had been granted or exercised, any rights to subscribe for any securities of the Company or any of its associated corporations during the period under review.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN THE COMPANY

According to the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO, the parties (other than a Director or chief executive of the Company), directly or indirectly, interested or deemed to be interested in 5% or more of the nominal value of the issued share capital of the Company as at 30th June 2003 were as follows:

		Number of	Percentage of
Name of shareholders	Note	shares	Shareholding

Distacom Communications Limited (“Distacom”)	1	1,380,000,000	46.2%
Distacom International Limited	1	1,380,000,000	46.2%
Sinomax Capital Limited	1	1,380,000,000	46.2%
USI Holdings (B.V.I.) Limited	2	390,632,000	13.1%
USI Holdings Limited	2	390,632,000	13.1%

Notes:

(1)	These interests were held through Distacom’s wholly-owned subsidiary, Distacom Hong Kong Limited. Each of Distacom International Limited and Sinomax Capital Limited, by virtue of their respective corporate interests in Distacom, was taken to be interested in the same 1,380,000,000 shares in which Distacom was interested. These shares therefore duplicate each other.
(2)	These interests were held through USI Holdings (B.V.I.) Limited’s wholly-owned subsidiary, Townhill Enterprises Limited. USI Holdings Limited was taken to be interested in the same 390,632,000 shares in the Company by virtue of its corporate interests in USI Holdings (B.V.I.) Limited. These shares therefore duplicate each other.

All the interests disclosed under this Section represent long position in the shares of the Company.

Save as disclosed above, the Company has not been notified of any interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations which would fall to be disclosed to the Company pursuant to Section 336 of the SFO.

CORPORATE GOVERNANCE

Code of Best Practice

SUNDAY is committed to ensuring high standards of corporate governance in the interests of shareholders and takes care to identify practices designed to achieve effective oversight, transparency and ethical behaviour.

The Company has complied throughout the six months ended 30th June 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company’s Articles of Association.

Audit Committee

The Audit Committee of the Board of Directors was established with written terms of reference that set out the authorities and duties of the committee adopted by the Board. The committee is chaired by Mr. Robert Owen, and meets regularly with the external auditors and the Group’s internal audit personnel and management. None of the members of the committee has any personal financial interests (other than as shareholders) or conflicts of interests arising from day-to-day involvement in the running of the business.

During the period, the committee met regularly with the external auditors and the Group’s internal audit personnel and management, approved the nature and scope of both statutory and internal audits for the year, considered and approved the accounts and reviewed the adequacy and effectiveness of the accounting and financial controls of the Group. The committee also followed up with management regularly on the management actions arising from the audits.

The committee has reviewed the condensed interim accounts and this interim report, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong. This interim report has not been audited but has been reviewed by the Company’s external auditors.

Committee and Board Meetings

Since 1st January to 10th September 2003, both the Board of Directors and the Audit Committee have met twice. The Executive Management Committee has met nine times in addition to frequent informal meetings with the senior management.

Other Information

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30th June 2003, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s shares.

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 10th September 2003

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited

	By:	/s/ Janet Ching Man Fung Name: Janet Ching Man Fung Title: Company Secretary

Date: September 30, 2003